-------------------------------
                                                 OMB APPROVAL
                                                 -------------------------------
                                                 OMB Number:  3235-0145
                                                 Expires:  August 31, 1999
                                                 Estimated average burden
                                                 hours per form . . . . 14.90
                                                 -------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                      Planet Hollywood International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

             -------------------------------------------------------
                                 (CUSIP Number)

                                  June 17, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on his form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

------------------------------                       ---------------------------
CUSIP No.                                            Page    2    of   6   Pages
           -------------------                             -----     -----
------------------------------                       ---------------------------


--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Kingdom of Saudi Arabia

--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER
                           4,316,637

        NUMBER OF
          SHARES    ------ -----------------------------------------------------
       BENEFICIALLY 6      SHARED VOTING POWER
         OWNED BY          736,100
          EACH
        REPORTING   ------ -----------------------------------------------------
         PERSON     7      SOLE DISPOSITIVE POWER
          WITH             4,316,637


                    ------ -----------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           736,100

------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,052,737

------- ------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        5.2%

------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IN

------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                       ---------------------------
CUSIP No.                                            Page    3    of   6   Pages
           -------------------                             -----     -----
------------------------------                       ---------------------------


Item 1(a)         Name of Issuer:

                  Planet Hollywood International, Inc. (The "Issuer")

      (b)         Address of Issuer's Principal Executive Offices:

                  8669 Commodity Circle
                  Orlando, Florida  32819

Item 2:           Name, Address and Citizenship of the Person Filing:

                  This statement is being filed by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH"), an individual, whose business address is Kingdom Holding Company, P.O. Box 8653, Riyadh, 11492, Kingdom of Saudi Arabia. HRH is a citizen of the Kingdom of Saudi Arabia.

                  This filing relates to the shares of Class A Common Stock, par value $0.01 per share, of the Issuer.

Item 3: If this Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is:

                  Not applicable.

------------------------------                       ---------------------------
CUSIP No.                                            Page    4    of   6   Pages
           -------------------                             -----     -----
------------------------------                       ---------------------------


Item 4:           Ownership:

                  As of July 24, 1998, HRH beneficially owns in the aggregate the following:

                  (a)      Amount Beneficially Owned:

                           5,052,737 */

                  (b)      Percent of class:

                           5.2%

                  (c) Number of shares to which such person has:

                           (i)    Sole power to vote or to direct the vote:

                                    4,316,637

                           (ii)   Shared power to vote or to direct the vote:

                                    736,100

                           (iii)  Sole   power  to  dispose  or  to  direct  the
                                  disposition of:

                                    4,316,637

                           (iv) Shared power to dispose or to direct the disposition of:

                                    736,100

Item 5:           Ownership of Five Percent or Less of Class:

                  Not applicable.

---------------
* Of such amount, 4,316,637 shares (approximately 4.4%) are owned by Kingdom Planet Hollywood, Ltd. and 736,100 shares are owned by a Saudi Arabian company.

------------------------------                       ---------------------------
CUSIP No.                                            Page    5    of   6   Pages
           -------------------                             -----     -----
------------------------------                       ---------------------------

Item 6:           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           Kingdom Planet Hollywood, Ltd. ("KPH") is an exempted
                  company incorporated in the Cayman Islands with limited liability. HRH owns all of the outstanding capital stock of KPH. KPH is the owner of 4,316,637 shares (approximately 4.4%). The remaining shares beneficially owned by HRH are owned by a Saudi Arabian company of which HRH is the Chairman of the Board and a ten percent stockholder. HRH disclaims control of such Saudi Arabian company.

                           Since the shares of Common Stock reported  herein are
                  owned by KPH and by a Saudi Arabian company, such companies have the right to receive dividends from, or proceeds from the sale of, such shares of the Issuer.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  Not applicable.

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable.

------------------------------                       ---------------------------
CUSIP No.                                            Page    6    of   6   Pages
           -------------------                             -----     -----
------------------------------                       ---------------------------


Item 9:           Notice of Dissolution of Group:

                  Not applicable.

Item 10:          Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

                                               /s/ HRH Prince Alwaleed Bin Talal
                                                           Bin Abdulaziz Al Saud

Date:  August 2, 1998                           H.R.H. Prince Alwaleed Bin Talal
                                                           Bin Abdulaziz Al Saud